

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

> **Re:    Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Form 6-K Filed February 18, 2011**
> **File no. 001-33134**

Dear Mr. Dai:

We have reviewed your letter dated March 25, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 2, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 56

1.    Please update us at to the fair value of your reporting unit at December 31, 2010 and explain further the following:

- Tell us the fair value as determined using (a) the discounted cash flow analysis and (b) the market capitalization approach. To the extent that there are significant differences between the fair values from these two methodologies, explain the reasons for such differences in quantified terms;

- Tell us how you determined the adequacy of the key assumptions used in your discounted cash flow analysis. For instance, for the December 31, 2009 analysis you cite the growth in your software & solutions revenues to support the growth rate assumptions used in your valuation. Tell us how the declining platform & maintenance revenues, which are also part of the reporting unit, were considered in your growth rate assumptions;

- Explain further how you determined the control premium used in your analysis. In this regard, in an effort to explain the continued drop in your stock price, your various responses have referred to negative bias towards Chinese companies that were listed on the NASDAQ through reverse mergers and the continuing negative impact as more accounting issues are revealed at Chinese reverse takeover companies. Tell us how you considered these issues when determining your control premium. To the extent that you did not take these issues into consideration, then explain why not. Also, tell us how you considered whether selecting a control premium from comparable transactions in the PRC region versus the overall global market may be more appropriate given the issues noted; and

- While the company believed the drop in your stock price on January 29, 2010 was only temporary, we note that your stock price has remained down for over a year, with only minimal short-lived increases. Explain further how you considered the fact that your market capitalization has remained below your net book value since January 2010 in concluding that your goodwill was not impaired.

Item 8. Financial Information

Consolidated Statements of Operations, page F-4

2.  We note the table in your response to prior comment 4 where you provide a breakdown of revenues that you intend to include in your next Form 20-F. It appears that the service revenues included in this table combines maintenance and agency revenues (currently classified within platform & maintenance services) with software and solutions revenues. Considering the software and solutions revenue line item is comprised of bundled arrangements that include both product and services, which are not separable for U.S GAAP purposes, it is unclear how you determined that it is appropriate to combine such revenues with maintenance and agency revenues and refer to such revenues as "services". We will not object if you continue to disclose the software and solutions revenues separately as bundled arrangements that include both product and services, but it is unclear how you intend to comply with the guidance in Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X as it relates to the platform and maintenance services revenues. In this regard, it appears that are able to allocate the platform & maintenance services line item between product and services. Considering this line item included

services revenues in fiscal 2009 and product revenues in fiscal 2008 that were greater than 10% of total revenues, it would seem that these revenues should be disclosed separately on the face on the consolidated statements of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.  Please explain further how you intend to comply with this guidance.

Note 14. Reserves, page F-40

3.      We note your response to prior comment 2 where you provide the amount of accumulated profits of your consolidated PRC entities that are available for dividend distribution.  Please revise to also disclose, in quantified terms, the amount of net assets of your PRC entities that are currently restricted and not available for distribution to the Group.  In this regard, we note that PRC laws and regulations restrict a company's PRC subsidiaries and VIES from transferring certain of their net assets either in the form of dividends, loans or advances and amounts restricted may include registered capital, additional paid-in-capital and statutory reserves.  Accordingly, your disclosures, both here and in your liquidity section, should be revised to further explain these restrictions and to clearly disclose the amounts of your PRC entities that are restricted from distribution in addition to your current discussion of the amounts that are available for dividend distribution.  Please provide your proposed revised disclosures.

4.      In addition, tell us how you considered the requirements of Item 4(b) of Form F-1 and Rule 5-04(c) of Regulation S-X in determining whether parent only financial statements should be provided.  Please provide the calculations that support your conclusions.

Form 6-K Filed February 18, 2011

5.      We note your response to our prior comment 5 where you indicate that revenues from certain resale project contracts were incorrectly recognized on a gross basis.  Tell us what prior period(s) the fourth quarter 2009 adjustment relates to and tell us the impact on your GAAP financial statements for each period in which revenues were overstated.  Also, tell us whether similar adjustments were recorded in any other periods and tell us how you determined that correcting this error in the fourth quarter of fiscal 2009 was appropriate.  In addition, please confirm that you intend to disclose the nature of the fourth quarter 2009 non-GAAP adjustment in future filings.

6.      Your response to prior comment 7 indicates that "in order to have a comparable disclosure to the earnings release of Q4 2009, the results of discontinued operations were added back to the results of the Group as the pro-forma results as if the POS business was not disposed during the year."  It would seem that the company already achieved comparable disclosures for Q4 2009 to Q4 2010 when you retroactively restated the fiscal 2009 financial statements to reflect the POS business as discontinued operations pursuant to ASC 205-20-45-3.  Therefore, it remains unclear why you believe presenting financial data as if the POS business were not disposed of provides useful information to investors.

In this regard, it seems that investors can easily determine from the GAAP financial statements whether or not the company benefitted from disposal of the business.  Please explain further your reasons for presenting this non-GAAP measure.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief